Exhibit 1

SILICOM LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
September 13, 2012

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44425, Israel, on Thursday, September 13, 2012, at 12:00 noon Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1. To consider and act upon a proposal to approve the grant of options to Avi Eizenman, the Active Chairman of the Board of Directors.

2. To consider and act upon a proposal to approve the grant of options to Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company.

Approval of the above proposals requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company nominal value New Israeli Shekels 0.01 each (“Ordinary Shares”) amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

Shareholders of record at the close of business on August 14, 2012 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

Date: August 9, 2012	By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach President and Chief Executive Officer